UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-16265
ELECTRIC CITY CORP. / AMERICAN STOCK EXCHANGE
(Exact name of registrant as specified in its charter, and name of Exchange where security is listed and/or registered)
1280 Landmeier Road, Elk Grove Village, Illinois 60007-2410, (847) 437-1666
(Address, including zip code, and telephone number, including area code, of principal executive offices)
Common Stock, $0.0001 par value
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of security from listing and registration:

☐	17 CFR240.12d2-2(a)(1)

☐	17 CFR240.12d2-2(a)(2)

☐	17 CFR240.12d2-2(a)(3)

☐	17 CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Electric City Corp. certifies that is has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned authorized person.

June 1, 2006	By:	/s/ Jeffrey Mistarz	Chief Financial Officer & Treasurer

Date		Name	Title